January 13, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Schroeder, Staff Accountant

  David Irving, Reviewing Accountant

Re:      SVB Financial Group

            Form 10-K for the Year Ended December 31, 2010

            Filed February 25, 2011

            Form 10-Q for the Period Ended September 30, 2011

            Filed November 4, 2011

            File No. 000-15637

Ladies and Gentlemen:

SVB Financial Group (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 23, 2011, relating to: (i) our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Commission on February 25, 2011 (the “2010 10-K”), and (ii) our Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the Commission on November 4, 2011 (the “Q311
10-Q”), both under File No. 000-15637.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Supervision and Regulation

Proprietary Trading and Certain Relationships with Hedge Funds and Private Equity Funds, page 13

1.

We note your disclosure on page 14 that the Volcker Rule may materially affect future operations of SVB Capital. Based on disclosures throughout your filing, it appears that noninterest income includes revenue from foreign exchange trading and brokerage and other trading services. It is not clear however, how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Subject to certain exceptions, the Volcker Rule of the Dodd-Frank Act prohibits a banking entity from engaging in “proprietary trading,” which is defined as engaging as principal for the “trading account” of the banking entity in securities or other instruments. The proposed implementing regulations for the Volcker Rule are currently subject to an extended comment period, and are expected to become effective in July 2012. Based on this definition and the exceptions provided under the currently proposed regulations, we do not believe that we engage in any proprietary trading that would be prohibited under the Volcker Rule. While our noninterest income included revenues from foreign exchange trading and brokerage and other trading services, we do not believe any of these revenues are generated from proprietary trading activities which would be prohibited under the Volcker Rule if the currently proposed implementing regulations are implemented as proposed. Our noninterest income largely consisted of: (i) fees generated from transactions executed for or on behalf of our clients (such as fees from client foreign exchange transactions or from client investment transactions), and (ii) to a lesser extent, changes in economic hedge positions: (x) relating to trading transactions for or on behalf of clients (such as changes in the fair value of client foreign exchange forward contracts) or (y) used to manage our balance sheet risks (such as changes in the fair value of our foreign exchange forward contracts used to economically reduce our foreign exchange exposure related to foreign-currency denominated loans, and interest rate swaps associated with our debt securities issuances).

At this time, based on the “proprietary trading” definition and exceptions under the current proposed implementing regulations, we do not expect to generate revenues from any prohibited proprietary trading activities in the future, and do not expect that the proprietary trading restrictions under the Volcker Rule, as currently proposed, will have any material impact on our business going forward. As such, in anticipation of the finalization of future prohibitions or limitations on proprietary trading activities, we expect to continue to limit our trading activities to those that will qualify as permitted activities and that are not otherwise subject to the Volcker Rule prohibitions.

We cannot fully assess the impact of the Volcker Rule until final regulations have been adopted or become effective. Nevertheless, in response to the Staff’s comments, we will provide an update to our disclosures regarding the Volcker Rule under the “Business - Supervision and Regulation” section of our upcoming Annual Report on Form 10-K for 2011 (“2011 10-K”), which will include a statement acknowledging that we do not believe that we engage in any proprietary trading that would be prohibited under the Volcker Rule as currently proposed, and thus, do not expect the proposed restrictions will have a material impact on us. Additionally, to the extent the Volcker Rule is implemented in a manner that is materially different than currently proposed, we will provide disclosure in our future filings of the anticipated material impact, if any, that the prohibition

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

on proprietary trading activities could have on our business or consolidated results of operations.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Investment securities, page 109

2.	We note that you account for certain non-marketable securities using fair value. Please tell us the following so that we may better understand your accounting:

•

Regarding your accounting for non-marketable fund investments carried at fair value, please tell us the specific GAAP guidance you are referring to when you use the description “Investment Company Fair Value.” Specifically, describe in detail the methodology you used to estimate the fair value of these investments, how you determined the initial recognition and subsequent valuation of these investments, any significant assumptions and judgments used in your methodology, and how you determined that changes in fair value should be reflected in income;

Background:

Our investments in non-marketable securities include certain investments that are accounted for using fair value as a result of being held by funds that are consolidated into our financial statements and are subject to Investment Company accounting (i.e. fair value). These investments are primarily managed through our funds management business at SVB Capital, which manages several funds primarily on behalf of third party investors, as well as the Company. The primary purpose of the funds is to invest in other entities for the primary reason of current income and net appreciation. The investments are made through two principal means:

(1)	Funds of Funds – which make investments in venture capital and private equity funds; and
(2)	Co-investment Funds – which make direct equity investments, primarily in private companies.

We own and control the general partners of the Funds of Funds and the Co-investment Funds. These funds have issued investment interests to third party limited partner investors, as well as the Company. The results of these funds are consolidated and included in our financial statements in accordance with guidance of Accounting Standards Codification (“ASC”) 810, Consolidation, which states that entities in which a company has a controlling financial interest, either through ownership of the majority of the entities’ voting equity interests or through control of management of the entities, should be consolidated into the company’s financial statements. The Funds of Funds and the Co-investment Funds meet the definition of an investment company in accordance with the guidance of ASC 946, Financial Services – Investment Companies. According to ASC 946-10-15-2, all

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Re: SVB Financial Group

January 13, 2012

investment companies are required to report their investments at fair value. As such, we apply fair value accounting for our funds investments.

As of September 30, 2011, non-marketable investments accounted for at fair value totaled $699.3 million, representing 6.6 percent of our total investment securities portfolio and 3.6 percent of our total assets.1

Methodology Used to Estimate Fair Value – Funds of Funds

We carry each of our non-marketable securities accounted for using ASC 946-10 at fair value. As of September 30, 2011, our consolidated Funds of Funds had investments in venture capital and private equity funds, totaling $578.1 million.2 We report these underlying fund investments at fair value in accordance with ASC 820, Fair Value Measurements (specifically ASC 820-10-35-59), using net asset value (“NAV”) as a practical expedient to estimate fair value. Pursuant to ASC 820, NAV may be used if the net asset value per share of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity’s measurement date.

It is industry practice for private equity funds and venture capital funds to issue financial statements using guidance that is consistent with ASC 946. In addition, as part of our procedures, we confirm on a regular basis that the underlying fund investments meet the definition of investment companies through an annual confirmation process with the general partners of the underlying fund investments and/or through the review of the fund investments’ audited financial statements.

Based on ASC 820-10-35-59, we concluded the Funds of Funds investments should be recorded using NAV as the investments (i.e. underlying funds) issue financial statements using guidance that is consistent with ASC 946.

Upon initial investment in a fund and for subsequent valuations, we record the investment at estimated fair value based on financial information obtained from the underlying funds’ respective general partners. For each quarterly reporting period, we utilize the most recently available financial information from the investee general partner, which is generally for the quarterly period preceding our reporting period — for example, September 30th financial information from the investee general partner for our December 31st consolidated financial statements. We adjust this financial information for any contributions paid, distributions received, or other significant fund transactions or market events during the reporting quarter. Gains or losses resulting from changes in the estimated fair value of the investments are recorded as net gains (losses) on investment securities, a component of noninterest income on our consolidated income statement.

1 As of September 30, 2011, our non-marketable investments accounted for at fair value, net of noncontrolling interests, totaled $93.7 million.

2 As of September 30, 2011, our consolidated Funds of Funds had investments in venture capital and private equity funds, net of noncontrolling interests, totaling $82.3 million.

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

We also monitor our investments for other events or factors that could have a material impact on the fair value of the underlying funds in a quarter (for example, major events for a significant underlying portfolio company such as initial public offerings, financings, mergers and acquisitions activity, or bankruptcy, or a significant change in the environment or sector in which the fund’s investments are concentrated). Overall, these events are generally already incorporated in the NAV calculations provided by the underlying funds, however, if we believe that the financial information received for the underlying fund investments do not reflect the fair market value of the investments or the impact of a significant event that occurred subsequent to the date of the latest available financial statements from the fund investment, we will record an adjustment to the fair value of the investment.

Methodology Used to Estimate Fair Value – Co-Investment Funds

As noted above, our Co-investment Funds (funds that make direct equity investments in primarily private companies) qualify as investment companies under ASC 946 and therefore, are required to use fair value accounting. At September 30, 2011, our consolidated Co-investment Funds had investments totaling $120.2 million3.

Initial fair value measurement of these investments is based on the transaction price paid, as long as it represents the fair market value of the investment at the time of the purchase. Subsequent valuations are determined based on available market data and additional investee-specific factors. Market data includes observations of trading multiples of public companies comparable to the private companies being valued. Valuations also consider (consistent with a market participant perspective) estimates of liquidation value, prices of recent transactions by the same or similar investment, current operating performance of the private company, future expectations of the particular investment, changes in market outlook, and the financing environment. In determining the valuation, emphasis is placed on market participants’ assumptions and market-based information over entity specific information. Gains or losses resulting from changes in the estimated fair value of the investments and from realized liquidity events are recorded as net gains (losses) on investment securities, a component of noninterest income on our consolidated income statement.

•

Regarding your accounting for non-marketable direct private company investments carried at fair value, please tell us the specific GAAP guidance you relied upon to determine fair value. Specifically, describe in detail the methodology you used to estimate the fair value of these investments, how you determined the initial recognition and subsequent valuation of these investments, any significant assumptions and judgments used in your methodology, and how you determined that changes in fair value should be reflected in income;

3 As of September 30, 2011, our consolidated Co-investment Funds had investments, net of noncontrolling interests, totaling $11.0 million.

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

Please refer to our response above under “Methodology Used to Estimate Fair Value – Co-investment Funds.”

•

We note that you value certain fund investments using net asset value per share as a practical expedient. Tell us how you determined the net asset value per share was calculated in a manner consistent with ASC Topic 946; and;

Please refer to our response above “Methodology Used to Estimate Fair Value – Funds of Funds.”

•

For the securities you fair value using third party prices, tell us the procedures you performed to validate the valuations you obtained from third parties to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures.

Please be as detailed as possible in your response by citing the specific GAAP guidance you relied on and how your policy complies with that guidance.

We do not use third party pricing services to determine the fair value of our non-marketable securities. Rather, the methodologies set forth above are used to determine the fair values for our non-marketable securities.

Allowance for Loan Losses, page 113

3.

Please tell us and expand future filings to disclose how you consider all historical loss experience when collectively evaluating loans for impairment and discuss the historical periods specifically considered in your analysis. In your disclosure, include additional granularity regarding any adjustments made to historical losses and, if applicable, discuss the specific facts and circumstances that is the basis for such adjustments.

The methodology for determining our quarterly allowance for loan losses includes, among other things: (i) the consideration of our quarterly historical loss experience since the year 2000, both by client industry niche and credit risk ratings within each such niche, as well as our quarterly loss experience for the one-, three- and five- year periods preceding the applicable reporting period; and (ii) any necessary adjustments based on known environmental and/or other qualitative factors pursuant to SEC Staff Accounting Bulletin No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues” (“SAB 102”), that may affect loan collectability with respect to the applicable reporting period. The use of environmental/qualitative adjustments is intended to calibrate the historical loss data to reflect the loss content in the loan portfolio in the current environment.

Historical Loss Experience

For each quarterly reporting period, we apply a one-year average loss factor for each client industry niche and each risk rating category within such niche, to loan balances in each

Securities and Exchange Commission

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January 13, 2012

corresponding niche and risk rating category, which is then aggregated to serve as the basis for determining the allowance for the reporting period. To calculate the one-year average loss factor, we use quarterly loss amounts for all quarters since the second quarter of the year 2000. Specifically, for the reporting period ended December 31, 2010, we calculated average rolling annual loss factors based on the quarters between the second quarter of 2000 through the fourth quarter of 2010. We believe a review of historical experience over such a period is appropriate because it incorporates our loss experience over multiple economic cycles since 2000. Equal weight is assigned to each quarterly period.

To ensure the allowance for loan losses is reflective of the incurred loss content at the applicable reporting period, management applies environmental/qualitative adjustments (as discussed below) to reflect current economic and business conditions, credit performance of the loan portfolio, concentrations, changes in lending policies and practices, and changes in lending management and staff. In addition, management calculates an annual loss factor based on quarterly loss amounts for the prior one-, three- and five-year periods. This information, in combination with management’s understanding of the current economic environment and the current loan portfolio, is used by management to ensure the allowance for loan losses is appropriate at the reporting period.

Environmental/Qualitative Adjustments

In addition to our consideration of our historical loss experience over multiple past economic cycles, we make adjustments, as we deem necessary, to reflect current environmental and/or qualitative factors that may affect loan collectability with respect to the applicable reporting period. Pursuant to SAB 102, the qualitative factors we consider are, but are not limited to:

•

Changes in national and local economic business conditions, including the market and economic condition of our clients’ industry sectors. Macroeconomic conditions such as unemployment, interest rates, gross domestic product levels, personal spending patterns, conditions of the venture capital-backed business (investments in venture capital funds), levels of initial public offerings and mergers and acquisitions activity, and client borrowing patterns are all considered in determining economic outlook.

•

Changes in the trend of the volume and severity of past due and classified loans, nonaccrual loans, troubled debt restructurings, and other loan modifications. We review the current volumes of adversely rated loans, such as classified loans and nonaccrual loans to determine if increases or decreases in levels are indicative of increased or decreased incurred loss content.

•

Changes in the nature and composition of the loan portfolio, including the existence, level and effect of any concentrations of credit. We evaluate whether there are changing trends in lending levels to different types of clients which could signal differences from historical loan loss levels. For example, increases in our lending efforts to our corporate technology and other large corporate clients may lead to different loss experiences from our historical lending experience to early-stage clients.

•	Changes in our lending policies and procedures, including underwriting standards and collections, and charge-off and recovery practices; and

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

•	Changes in the experience, ability, and expertise of our lending management and staff.

Adjustments are determined based on a disciplined and extensive process, which includes the review and/or approval by our Chief Credit Officer, our internal management credit committee and other senior members of our risk, finance and lending management.

In response to the Staff’s comment, we will revise Note 2 – “Summary of Significant Accounting Policies - Allowance for Loan Losses” of the “Notes to the Consolidated Financial Statements” under Part II, Item 8 in our 2011 10-K, to incorporate discussion on how we consider historical loss experience and adjustments in our allowance for loan losses determination process.

Fair Value Measurements, page 117

4.

We note all of your available-for-sale investments measured at fair value - not including non-marketable securities - are classified as Level II assets. Please tell us and revise future filings to disclose the following:

•

Whether you use a pricing service and if so, the procedures you performed to validate the valuations you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified these assets in the fair value hierarchy; and

Use of a Third Party Pricing Service

Our available-for-sale securities portfolio primarily consists of debt securities that are carried at fair value. For these securities, we obtain fair value prices from a nationally-recognized, third party pricing service. Upon implementation of ASC 820, Fair Value Measurement, we performed a review of the policies and procedures of the third party pricing service to ensure valuations obtained were consistent with ASC 820.

On a monthly basis, we obtain fair value prices for each of our debt securities in the available-for-sale securities portfolio from this third party pricing service. As part of our internal control framework, we corroborate the third party prices to prices obtained from another nationally-recognized pricing service to assess the prices provided by the initial third party pricing service. If the difference between the fair value prices obtained from the initial pricing service and the corroborating source exceeds a certain threshold (as established by us), further research is performed to determine the fair value of the security. Historically, we have not had any material differences in the fair value prices obtained from the initial pricing service compared to those obtained from the corroborating source. On occasion, prices may not be available for certain debt securities from the corroborating source. For those securities, we corroborate fair value prices with other broker-dealer quotes. Additional corroboration steps may include discussions with the initial pricing service, broker-dealers or other entities to collect additional prices of identical or similar assets, and back-testing of prices to determine historical accuracy.

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

Fair Value Hierarchy

As it relates to the proper classification of our available-for-sale investments accounted for at fair value, we follow the guidance of ASC 820-10-35-37 to determine the fair value hierarchy. In general, our available-for-sale securities portfolio reflects our current strategy to invest in highly liquid, high quality, short duration securities consistent with our investment strategy of minimizing extension risk and providing liquidity for the overall balance sheet. Our investments are focused primarily in U.S. Agency backed debt securities. Given this composition of the portfolio, there are generally very few instances when a pricing service is unable to provide a price for a given security in our portfolio. As such, given the composition of our available-for-sale securities, the fair value of debt securities obtained from the third party pricing service is generally categorized as Level 2 assets. However, they could be classified as Level 1 if the security is traded on an active exchange, or as Level 3 if there are concerns about how the pricing service is deriving the fair value or if significant adjustments are made to observable market data. For example, if there is a deep trading market (but not traded on an active exchange) for a security and there are no concerns about the valuation, a Level 2 classification is likely. However, if the security is thinly traded, then further research with the third party pricing service will be necessary in order to identify how the price was determined and what level classification would be appropriate. In general, the majority of our debt securities have deep trading markets and therefore, we believe that Level 2 classification is appropriate.

The determination of where in the hierarchy a fair value measurement in its entirety falls is determined based on the lowest input that is significant to the fair value measurement in its entirety. For debt securities, fair value hierarchy is determined at the individual instrument level and is based on our policy as follows:

(1)

Securities that are traded by brokers or dealers in active markets and valued based on broker price quotes are classified as Level 2 valuation inputs as long as significant adjustments are not made to observable market data.

(2)

Fair value calculations based on a spread over an index (i.e. LIBOR) or benchmark issue (Treasury) of a recent, comparable trade is classified as Level 2 valuation inputs as long as significant adjustments are not made to observable market data of that comparable trade.

(3)

Fair value calculated based on internally developed fallout or prepayment speed variables based on historical experience is classified as a Level 3 valuation input as long as the unobservable input is significant to the total fair value of the asset or liability.

Based on the above policy, each of the debt security instruments in our available-for-sale securities portfolio falls into the Level 2 classification as each of the significant inputs are either: (1) U.S. Treasury or other U.S. government and agency mortgage-backed securities that are traded by broker dealers in active markets (but not on active exchanges) or (2) fair value calculations based on a spread over an index or benchmark issue. For a detailed description of the significant inputs for each of our debt securities classified as Level 2, please refer to Note 2 – “Summary of Significant Accounting Policies – Fair Value Measurements” of the “Notes to the Consolidated Financial Statements” under Part II, Item 8 in our 2010 10-K (page 117).

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

•	If you do not use a pricing service, revise to disclose at a more granular level the assumptions and methodologies that you use.

We use a third party pricing service to fair value all of our available-for-sale debt securities, as discussed above.

In response to the Staff’s comments, we will revise Note 2 – “Summary of Significant Accounting Policies – Fair Value Measurements” of the “Notes to the Consolidated Financial Statements” under Part II, Item 8 in our 2011 10-K to incorporate the additional discussion on our procedures for corroborating prices obtained from third party pricing services.

Note 24. Legal Matters, page 176

5.

We note your disclosure related to various legal proceedings. In light of the fact that you disclose that it is possible that one or more of the legal or regulatory matters currently pending or threatened could have a material adverse effect on your liquidity, consolidated financial position, and/or results of operations, please tell us and revise future filings to tell us how you have considered the disclosure requirements in ASC 450-20-50-3 and 4.

We routinely evaluate our loss contingencies relating to our litigation and regulatory matters, and where appropriate, establish accruals and disclose any loss contingencies as required by ASC 450. We will establish accruals, where and to the extent appropriate, for any such loss contingencies that are probable and reasonably estimable. To the extent any such potential loss contingency may have a material impact on our liquidity, consolidated financial position, results of operations and/or business as a whole and is reasonably possible but not probable, we disclose information relating to any such loss contingency, whether in excess of any established accruals or where there is no established accrual. We also disclose information relating to any material potential loss that is probable but not reasonably estimable. Where reasonably practicable, we will provide an estimate of loss or range of possible loss. Any such loss estimates are inherently uncertain, based on currently available information and are subject to management’s judgment and various assumptions.

In our disclosure relating to legal proceedings in Note 14 of our Q311 10-Q, we noted that “the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of the legal or regulatory matters currently pending or threatened could have an unanticipated [emphasis added] material effect on our liquidity, consolidated financial position, and/or results of operations in the future,” because we believe it is helpful to advise readers that litigation matters are inherently unpredictable and that it is possible the outcome of any such matters may result in a material adverse effect in a manner unexpected by us. However, as of the filing of our Q311 10-Q, we did not believe we had a loss contingency that was probable or reasonably possible to result in a material loss to us, as such terms are used in ASC 450-20.

In response to the Staff’s comments, we will expand future disclosures on our legal loss contingencies to discuss in greater detail our compliance with ASC 450. Set forth below is an example of the disclosure that will be included in future filings for our Legal Matters Note disclosure in our Notes to the Consolidated Financial Statements, marked to show the changes to the current

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

version: (For illustrative purposes, the example below is based on the assumption that there are no material probable or reasonably possible loss contingencies requiring disclosure.)

Legal Matters

Certain lawsuits and claims arising in the ordinary course of business have been filed or are pending against us or our affiliates. ~~Where appropriate, we establish reserves in accordance with GAAP and disclose reasonably possible outcomes that we believe could have a material effect on our financial statements.~~ In accordance with applicable accounting guidance, we establish accruals for all lawsuits and claims when we believe it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. When a loss contingency is not both probable and estimable, we do not establish an accrual. Any such loss estimates are inherently uncertain, based on currently available information and are subject to management’s judgment and various assumptions. Due to the inherent subjectivity of these estimates and unpredictability of outcomes of legal proceedings, any amounts accrued may not represent the ultimate resolution of such matters.

To the extent we believe any potential loss relating to such lawsuits and claims may have a material impact on our liquidity, consolidated financial position, results of operations, and/or our business as a whole and is reasonably possible but not probable, we disclose information relating to any such potential loss, whether in excess of any established accruals or where there is no established accrual. We also disclose information relating to any material potential loss that is probable but not reasonably estimable. Where reasonably practicable, we will provide an estimate of loss or range of potential loss. No disclosures are generally made for any loss contingencies that are deemed to be remote.

Based upon information available to us, our review of ~~such~~ lawsuits and claims filed or pending against us to date, and consultation with our outside legal counsel, ~~management believes the liability relating to these actions, if any, will not have a material adverse effect on our liquidity, consolidated financial position, and/or results of operations.~~ we have not recognized a material accrual liability for these matters, nor do we currently expect it is reasonably possible that these matters will result in a material liability to the Company. However, the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of ~~the legal or regulatory~~ such matters currently pending or threatened could have an unanticipated material adverse effect on our liquidity, consolidated financial position, ~~and/or~~ results of ~~operation~~ operations, and/or our business as a whole, in the future.

*    *    *

Securities and Exchange Commission

Re: SVB Financial Group

January 13, 2012

We acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the 2010 10-K and Q311 10-Q, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 10-K and Q311 10-Q, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to us in the envelope provided.

Please direct your questions or comments to me at (408) 654-7437 or at mdescheneaux@svb.com. Thank you for your assistance.

Very truly yours,

SVB FINANCIAL GROUP

/s/ MICHAEL DESCHENEAUX

Michael Descheneaux

Chief Financial Officer and

Principal Financial Officer

cc:	Roger Dunbar, Chairman, Audit Committee, SVB Financial Group

Greg Becker, President and Chief Executive Officer, SVB Financial Group

Kamran Husain, Chief Accounting Officer/Principal Accounting Officer, SVB Financial Group

Mary Dent, General Counsel, SVB Financial Group

Annie Loo, Assistant General Counsel, SVB Financial Group

Todd Cleary, Wilson Sonsini Goodrich & Rosati, PC